K&L GATES LLP 10100 SANTA MONICA BOULEVARD EIGHTH FLOOR LOS ANGELES, CA 90067 T +1 310 552 5000 F +1 310 552 5001 klgates.com

December 1, 2015

Leib Orlanski Leib.Orlanski@klgates.com T +1 310-552-5044 F +1 310-552-5001

Anne Nguyen Parker Assistant Director Office of Transportation and Leisure U.S. Securities and Exchange Commission Mail Stop 3561 Washington, DC 20549

Re:	Yasheng Group Amendment No. 1 to Schedule 14C Filed November 16, 2015 File No. 000-31899

Dear Ms. Parker:

On behalf of Yasheng Group, the following sets forth your comments of November 30, 2015 and the responses:

Comment
General

1.
We note your response to our prior comment 2 indicating that no federal or state regulatory authorities are required to approve the transaction, but we are unable to locate where such disclosure has been included in the revised information statement.  Please include a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction.  Refer to Item 14(b)(5) of Schedule 14A.

Response:

This statement now appears on Page 17 of the revised EDGARIZED version of the 14C filed concurrently with this letter.

Comment
Background of Swap Transaction, page 11

2.
We note your response to our prior comment 5 indicating that an 8-K was not filed because until the swap is accomplished, the transaction is not complete.  Please note that Item 1.01 of Form 8-K requires the filing of an 8-K when a company has “entered” into a material definitive agreement not made in the ordinary course of business.  A material definitive agreement means an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement.  Please provide us with your analysis regarding whether an Item 1.01 Form 8-K was required when the Board of Directors took action by written consent and approved the swap transaction on August 18, 2015.

Page 2 December 1, 2015

Response:

The issuer believed that it would be confusing to file an 8K on an incomplete transaction.  However, for the sake of clarification, Yasheng is filing on December 2 an Item 1.01 8K disclosure.

Request:

As Yasheng wishes to close the Swap before the end of the year, kindly let us know if it is appropriate to promptly file a Definitive 14C.

Very truly yours,

Leib Orlanski